Exhibit 12.01

OGE Energy Corp.
Ratio of Earnings to Fixed Charges

Year ended December 31 (In millions)	2012	2011	2010	2009	2008

Earnings:
Pre-tax income	$520.1	$524.3	$461.4	$382.2	$338.6
Add: Fixed charges	174.4	161.8	150.1	154.5	130.0
Subtotal	694.5	686.1	611.5	536.7	468.6

Subtract:
Allowance for borrowed funds used during construction	3.5	10.4	5.5	8.3	4.0
Other capitalized interest	4.5	8.7	2.5	6.3	3.5
Total earnings	686.5	667.0	603.5	522.1	461.1

Fixed Charges:
Interest on long-term debt	163.4	154.8	141.8	143.6	106.6
Interest on short-term debt and other interest charges	8.7	5.2	5.9	8.4	21.0
Calculated interest on leased property	2.3	1.8	2.4	2.5	2.4
Total fixed charges	$174.4	$161.8	$150.1	$154.5	$130.0

Ratio of Earnings to Fixed Charges	3.94	4.12	4.02	3.38	3.55